08027574

SEC Mail Processing Section

FEB 28 2008

Washington, DC 111

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 18860

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/07 (MM/DD/YY) AND ENDING 12/31/07 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: LaSalle St. Securities, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

940 Industrial Drive
(No. and Street)

Elmhurst	Illinois	60126
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Saju Bahuleyan — 630-600-5000
(Area Code- Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion in contained in this Report*

Trimarco, Radencich, Schwartz & Mrazek, LLC
(Name - *if individual, state last, first middle name*)

1775 Legacy Circle	Naperville	Illinois	60563
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Acountant not resident in United States or any of its possessions.

PROCESSED
MAR 14 2008
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, ___Daniel Schlesser______________________________, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of ______LaSalle St. Securities, LLC__ ______________________________, as of____December 31______________________, 2007_______, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

____

Signature

Chief Financial Officer

Title

Notary Public

OFFICIAL SEAL
KYM TINERELLA
NOTARY PUBLIC - STATE OF ILLINOIS
MY COMMISSION EXPIRES:08/21/11

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Cash Flows
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities subordinated to claims of creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation
- ☐ (m) A Copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☒ (o) Independent Auditors Report on Internal Control Structure.

***For conditions of confidential treatment of certain portions or this filing, see section 240. 17a-5(e)(3).*

Trimarco
Radencich
Schwartz &
Mrazek, LLC

1775 Legacy Circle
Naperville IL 60563
P630.505.0051
F630.505.0052
www.tsrcpa.com

To the Member of
LaSalle St. Securities, LLC
Elmhurst, Illinois

INDEPENDENT AUDITORS' REPORT

We have audited the accompanying statement of financial condition of LaSalle St. Securities, LLC as of December 31, 2007, and the related statements of income, changes in member's equity, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with U.S. generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of LaSalle St. Securities, LLC as of December 31, 2007, and the results of its operations and its cash flows for the year then ended in conformity with U.S. generally accepted accounting principles.

Our audit was conducted for the purpose of expressing an opinion on the basic financial statements taken as a whole. The supplementary information on pages 11-14 is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Trimarco, Radencich, Schwartz & Mrazek, LLC

Trimarco, Radencich, Schwartz & Mrazek LLC

February 21, 2008
Naperville, Illinois

LASALLE ST. SECURITIES, LLC
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2007

ASSETS

Cash	$	70,159
Cash segregated under federal and other regulations		175,000
Receivables from broker-dealers and clearing organization		4,734,868
Accounts receivable		431,987
Deposit with clearing organizations		121,276
Securities owned, at market		1,361,368
Due from affiliates		159,578
Notes receivable		482,333
Equipment and leasehold improvements, less accumulated depreciation of $394,428		175,107
Exchange membership, at cost		25,000
Total assets	$	7,736,676

LIABILITIES AND MEMBER'S EQUITY

Liabilities:		
Accounts payable	$	186,276
Commissions payable to broker-dealers		2,067,707
Accrued payroll		690,534
Accrued other		10,565
Contingency for litigation loss		819,750
Due to affiliate		367,167
Total liabilities		4,141,999
Member's equity		3,594,677
Total liabilities and member's equity	$	7,736,676

END

See notes to financial statements.